SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

Laurence Pountney Hill
London, EC4R 0HH, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

Dated: 8 April 2003	By: Name: Title:	/s/	John Price John Price Deputy Group Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

99.1	Annual Review and Summary Financial Statement 2002

99.2	Annual Report 2002

99.3	Notice of Meeting, 2003

99.4	Form of Proxy AGM, 2002

99.5	Articles of Association, 9 May 2002

99.6	Articles of Association, Amended

99.7	The Rules of the Prudential 2003 Savings-Related Share Option Scheme

“The above documents were submitted to the UK Listing Authority’s document viewing facility as per the announcement made on 4 April 2003”